
RECD S.E.C.
JUN 3 0 2003
1086


03025650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

/ X / ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2002

/ / TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number : **333-36985**

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHX CORPORATION
110 EAST 59TH STREET
NEW YORK, NY 10022

Wheeling-Pittsburgh Steel Corporation 401(k) Retirement Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

Wheeling-Pittsburgh Steel Corporation
401(k) Retirement Savings Plan
Contents
December 31, 2002 and 2001

Report of Independent Auditors

To the Participants and Administrator of the
Wheeling-Pittsburgh Steel Corporation
401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Wheeling-Pittsburgh Steel Corporation 401(k) Retirement Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, PA

June 24, 2003

Wheeling-Pittsburgh Steel Corporation
401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Assets		
Investments at fair value (Note 4)	$ 23,304,285	$ 28,877,800
Participant contributions receivable	142,944	128,415
Cash and cash equivalents	1,339	2,164
Total assets	23,448,568	29,008,379
Liabilities		
Contribution refunds payable (Note 2)	-	18,469
Total liabilities	-	18,469
Net assets available for benefits	$ 23,448,568	$ 28,989,910

The accompanying notes are an integral part of these financial statements.

Wheeling-Pittsburgh Steel Corporation
401(k) Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2002 and 2001

	2002	2001
Additions		
Investment income (loss)		
Net depreciation in fair value of investments (Note 4)	$ (4,638,163)	$ (3,402,713)
Interest and dividends	228,438	212,257
Total investment loss	(4,409,725)	(3,190,456)
Contributions		
Participant contributions	1,553,341	2,242,714
Participant rollovers	302,716	96,687
Transfers in from other plans	-	187,843
	1,856,057	2,527,244
Total change	(2,553,668)	(663,212)
Deductions		
Benefits paid to participants	2,987,674	4,703,158
Total deductions	2,987,674	4,703,158
Net decrease	(5,541,342)	(5,366,370)
Net assets available for benefits		
Beginning of year	28,989,910	34,356,280
End of year	$ 23,448,568	$ 28,989,910

The accompanying notes are an integral part of these financial statements.

1. Plan Formation

The Wheeling-Pittsburgh Steel Corporation 401(k) Retirement Savings Plan (the "Plan") became effective July 1, 1990, and is intended to provide the opportunity for retirement savings for employees of the Wheeling-Pittsburgh Steel Corporation (the "Corporation") not covered by a bargaining agreement.

The Plan document is amended from time to time to reflect the changes in laws applicable to employee benefit plans.

2. Description of the Plan

The Plan is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code ("IRC") covering all employees of the Corporation paid on a salaried basis, accruing continuous service, and not covered by a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should reference the Plan document for a comprehensive description of the Plan's provisions. Administrative and other costs related to the Plan are paid for by the Corporation.

Participant Contributions

The Corporation deposits cash to the Plan based on deductions from the employees' monthly pretax base earnings and any periodic bonuses. In 2001, Plan participants could elect to contribute from 1 percent to 15 percent of their base earnings and periodic bonuses to the Plan. The sum of employer and employee contributions to the Plan, plus total contributions to any other defined contribution plan of the Corporation, could not exceed 25 percent of a participant's annual salary.

Effective January 1, 2002, Plan participants may contribute up to 50 percent of their base earnings and periodic bonuses. Participant contributions, including matching employer contributions, can total up to 100 percent of the participant's salary, subject to certain statutory limits established by the IRC.

Contributions vary according to the participant's election and may be changed at the discretion of the employee. Participants may direct their contributions into various investment options as subsequently described. This Plan is voluntary, and all employee contributions to the Plan are made on a pretax basis.

Participant Rollovers and Transfers in From Other Plans

Participant rollovers and transfers in from other plans represent non-forfeitable contributions of cash or other property from other qualified plans.

Employer Contributions

Prior to December 2000, the Corporation provided a matching contribution in the amount of 50 percent of the first 6 percent of employee pretax contributions in the form of WHX Corporation ("WHX") common stock to the WPC Common Stock Fund. WHX is the parent of the Corporation, and the stock trades actively on a regulated exchange. The shares contributed must be held in the participant's account for 24 months; after such time, the participant may direct the shares to be transferred to other investment funds available under the Plan.

With respect to the WPC Common Stock Fund, participant accounts are comprised of units of participation, and each unit of participation constitutes an undivided, pro-rata interest in all of the assets of the fund. The fair value of a unit of participation is calculated as the sum of the market value of all shares of WHX stock held in the fund, the value of all units of the cash fund held in the fund, plus income accruals, all divided by the outstanding units of the fund. The number of units constituting the fund will vary as amounts are invested in or withdrawn from the fund.

Effective December 1, 2000, the Plan was amended to no longer require the Corporation's matching contribution. However, the Corporation may, from time to time, make discretionary contributions either in the form of cash or in common stock as determined by the Corporation's Chief Executive Officer. No such contributions have been made since December 1, 2000.

Contribution Refunds Payable
At the end of each year, the Plan must meet the annual IRC nondiscrimination and funding limitation tests. To the extent that in applying these tests certain employee contributions are higher than the percentage allowed, these employees are refunded that portion of their yearly contribution. These refunds amounted to $0 for 2002 and $18,469 for 2001.

Participant Accounts
Each participant's account is credited with the employee and applicable employer contributions and an allocation of the Plan earnings. Allocations of Plan earnings are based on a participant's account balance as a percentage of the total account balance for the applicable investment option.

Vesting
Participants are vested immediately in their contributions, employer contributions and actual earnings thereon.

Investment Options
Upon enrollment in the Plan, participants may direct their contributions in 1 percent increments to any of the following investment options:

Registered Investment Companies - Funds are invested in shares of registered investment companies, including the AXP Selective Fund, AXP Mutual Fund, AXP New Dimensions Fund, AXP Stock Fund, AIM Constellation Fund, the Templeton Foreign Fund, the AXP S&P 500 Index Fund and the RS Emerging Growth Fund.

Common/Collective Trusts - Funds are invested in the American Express Trust Collective Income Fund II (the "Trust"), the AET Short-Term Horizon Fund, the AET Medium-Term Horizon Fund and the AET Long-Term Horizon Fund. The Trust invests in the American Express Trust Income Fund I, which primarily invests in insurance and bank investment contracts.

The Plan also includes a Self-Directed Brokerage Account. This option allows participants to invest in virtually any publicly traded security and an expanded range of mutual funds.

Distributions to Participants
The Plan is designed to be a savings plan for retirement. As a result, participant access to funds is limited and is regulated by the federal government. There were no distributions payable to participants at December 31, 2002 and 2001.

Participant Loans
Participants may borrow from their fund accounts a maximum equal to the lesser of 50 percent of the participant's account balance or $50,000. The loans are secured by the balance in the participant's account and bear fixed interest at a rate of prime plus 1 percent at the time of loan inception. Interest rates on outstanding loans ranged from 5.75 percent to 10.50 percent and 6.00 percent to 10.50 percent for the years ended December 31, 2002 and 2001, respectively. Participant repayment is required within 5 years and only one loan is permitted to be outstanding. Principal and interest is paid through monthly payroll deductions.

3. Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of mutual funds and other investment securities. The investments are exposed to various risks, such as interest rate, market, and credit risk. It is at least reasonably possible that changes in risks, in the near term, would materially affect participant account balances and the amounts reported in the statement of net assets available for benefits during the reporting period.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, and shares of common collective trusts are valued at the current market value of the underlying assets. The WPC Common Stock Fund is valued at fair value and represents the net asset value of shares held by the Plan at year-end, which consists of the quoted market price of the underlying WHX Common Stock and money market funds. Participant loans are valued at cost, representing the amount loaned. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Measurement Date
Purchases and sales of securities are recognized on the trade date.

Dividends
Dividends on mutual fund shares and on WHX's common stock are credited to each Participant's account, as appropriate, for shares or units held at the date of record.

Contributions
All contributions to the Plan are recorded in the period during which the Corporation makes payroll deductions from the participant's earnings.

Payment of Benefits
Benefits are recorded when paid.

Net Change in Fair Value of Investments
The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net change in the fair value of its investments, which consists of realized gains or losses and the net unrealized appreciation/depreciation on those investments.

4. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31, 2002	December 31, 2001
Investments at fair value as determined by quoted market price		
Mutual funds		
AXP Selective Fund, 205,213 and 214,731 shares, respectively	$ 1,775,093	$ 1,902,517
AXP Mutual Fund, 275,809 and 289,063 shares, respectively	2,145,798	2,720,084
AXP New Dimensions Fund, 448,059 and 490,806 shares, respectively	8,634,099	12,064,008
AXP Stock Fund, 200,582 and 212,667 shares, respectively	2,956,578	4,072,572
AIM Constellation Fund, 69,439 shares	**	1,534,603
Collective trust funds		
American Express Trust Collective Income Fund II, 193,159 and 176,552 shares, respectively	4,432,798	3,863,657

** Investments in the AIM Constellation Fund of $1,036,349 did not represent 5 percent or more of the Plan's net assets as of December 31, 2002.

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by a net $4,638,163 and $3,402,713, respectively, as follows:

	2002	2001
Mutual funds	$ (4,382,921)	$ (4,135,186)
Collective trust funds	134,504	224,206
Common stock	(389,746)	508,267
	$ (4,638,163)	$ (3,402,713)

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2001
Net assets	
WPC Common Stock Fund	$ 850,282
Change in net assets	
Net (depreciation) appreciation	$ 508,267
Benefits paid to participants	(146,716)
Transfers to participant-directed investments	(6,459)
Net change	$ 355,092

As of December 31, 2002, there were no nonparticipant-directed investments in the WPC Common Stock Fund.

6. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan does not pay fees for the investment management services provided by the trustee. These fees are paid by the Corporation and amounted to $29,142 and $31,085 in 2002 and 2001, respectively.

7. Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants shall remain 100 percent vested in their accounts.

8. Tax Status

The Internal Revenue Service has determined and informed the Corporation by letter dated February 20, 1996, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

9. Chapter 11 Filing

On November 16, 2000, Wheeling-Pittsburgh Corporation, ("WPC"), and eight of its wholly owned subsidiaries, including Wheeling-Pittsburgh Steel Corporation, the Plan's sponsor, filed petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in Youngstown, Ohio.

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Under Chapter 11, certain claims against the Debtors in existence prior to the filing of the petitions for relief under the Federal bankruptcy laws are stayed while the Debtors continue business operations as debtors-in-possession. Claims secured against the Debtors assets ("secured claims") are also stayed, although the holders of such claims have the right to move the court for relief from stay or adequate protection.

The Plan and the Plan's assets were not included in the Chapter 11 filing, as they are held in a trust outside the reach of the creditors. In the event WPC and its subsidiaries are liquidated under the provisions of Chapter 7 of the United States Bankruptcy Code, the Plan's assets will remain in trust and will be available for benefit payments in accordance with the Plan's provisions for all eligible participants.

10. Subsequent Event

On June 18, 2003, Wheeling-Pittsburgh Steel Corporation, the Plan's sponsor, received approval from the Federal Bankruptcy Court for its amended plan of reorganization filed on May 20, 2003. The plan must be confirmed by the creditors and is contingent, among other things, the Corporation receiving financing from the Royal Bank of Canada, guaranteed by the Emergency Steel Loan Guarantee Board, establishing a new labor agreement with bargaining unit employees and settlement of certain pension obligations related to the Corporation's participation in a multi-employer defined benefit pension plan sponsored by WHX. Management estimates the reorganization will be completed during the third quarter of 2003.

Wheeling-Pittsburgh Steel Corporation
401(k) Retirement Savings Plan
EIN #55-0703273
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2002

Schedule I

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	American Express Trust Co.	American Express Trust Collective Income Fund II, 193,159 shares	$ 4,432,798
*	American Express Trust Co.	AXP Selective Fund, 205,213 Class Y shares	1,775,093
*	American Express Trust Co.	AXP Mutual Fund, 275,809 shares	2,145,798
*	American Express Trust Co.	AXP New Dimensions Fund, 448,059 Class Y shares	8,634,099
*	American Express Trust Co.	AXP Stock Fund, 200,582 Class Y Shares	2,956,578
*	American Express Trust Co.	AET Short-Term Horizon Fund, 9,709 shares	170,967
*	American Express Trust Co.	AET Medium-Term Horizon Fund, 18,402 shares	368,024
*	American Express Trust Co.	AET Long-Term Horizon Fund, 5,775 shares	108,303
*	American Express Trust Co.	AXP S&P 500 Index Fund, 17,002 shares	58,148
	AIM Management Group	AIM Constellation Fund, 62,318 shares	1,036,349
	Franklin Templeton Group	Templeton Foreign Fund, 72,978 shares	606,451
	RS Investments	RS Emerging Growth Fund, 8,872 shares	169,899
*	WHX Corporation	WPC Common Stock Fund, 887,497 shares (historical cost $2,790,072)	409,136
	PSPC, Inc.	Reserve Fund Incorporated Class A, 11,530 shares	11,530
	Boeing Company	Boeing Company Common Stock, 23 shares	759
	Capstone Turbine Corporation	Capstone Turbine Common Stock, 74 shares	67
	Corning Incorporated	Corning Incorporated Common Stock, 143 shares	473
	Focus Enhancements	Focus Enhancements Common Stock, 2,900 shares	3,886
	General Dynamics Corporation	General Dynamics Common Stock, 20 shares	1,587
	International Fibercom Incorporated	International Fibercom Inc. Common Stock, 238 shares	2
	Artisan Funds Incorporated	Artisan Mid-Cap Fund,175 shares	3,414
	Janus Investment Fund	Janus Investment Equity Income Fund, 157 shares	2,291
	Longleaf Partners Funds Trust	Longleaf Partners Funds Trust International Fund, 440 shares	4,389
	Oak Associates Funds	Oak Associates Funds, 74 shares	1,714
	T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund, 78 shares	2,421
	T. Rowe Price	T. Rowe Price International Stock Fund, 375 shares	3,329
	Rydex Series Trust	Rydex Series Trust Energy Services Investment, 300 shares	1,816
	Thompson Plumb Funds Incorporated	Thompson Plumb Funds Incorporated Growth Fund, 100 shares	3,507
	Tweedy Brown Fund Incorporated	Tweedy Brown Fund Incorporated Global Value Fund, 264 shares	4,175
	Vanguard Windsor Fund Incorporated	Vanguard Windsor Fund Incorporated, 269 shares	3,224
	Participant Loans	Interest rates range from 5.75% to 10.50%	384,058
			$ 23,304,285

* Indicates party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wheeling-Pittsburgh Steel Corporation
401(k) Retirement Savings Plan

Date: June 30, 2003

Richard E. Bowness

Name: Richard E. Bowness
Title: Controller, Payroll and Benefits Accounting

21544291v1

14

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23	Consent of PricewaterhouseCoopers LLP regarding the Wheeling-Pittsburgh Steel Corporation 401(k) Retirement Savings Plan
Exhibit 99.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-54801) of WHX Corporation of our report dated June 24, 2003 relating to the financial statements and supplemental schedule of the Wheeling-Pittsburgh Steel Corporation 401(k) Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, PA
June 27, 2003

EXHIBIT 99.1

CERTIFICATION

Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that the Annual Report on Form 11-K for the fiscal year ended December 31, 2002 of the Wheeling-Pittsburgh Steel Corporation 401(k) Retirement Savings Plan filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Wheeling-Pittsburgh Steel Corporation 401(k) Retirement Savings Plan.

Richard E. Bowness

Name:	Richard E. Bowness
Title:	Controller, Payroll and Benefits Accounting
Date:	June 30, 2003